[Missing Graphic Reference]	William J. Evers Vice President, Corporate Counsel
213 Washington Street, Newark, NJ 07102-2917 Tel 973 802-3716 william.evers@prudential.com

CORRESPONDENCE FILED VIA EDGAR

August 13, 2015

Ms. Laura Riegel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Pruco Life Insurance Company (“Depositor”)
Pruco Life Flexible Premium Variable Annuity Account (“Registrant”)
Post-Effective Amendment No. 5 to Registration Statement on Form N-4
File No.  333-192701 and 811-07325

Dear Ms. Riegel:

This letter responds to the SEC staff’s comments received orally on August 12, 2015 on the above-referenced Post-Effective Amendment No. 5.

In addition to responding to the staff's comments to the post-effective amendment filed on June 30, 2015, we are adding two new portfolios to the Prudential Premier(R) Investment Variable Annuity on August 24, 2015.  The portfolios are the BlackRock Global Allocation V.I. Fund - (Class III) and the JP Morgan Insurance Trust Income Builder Portfolio - (Class 2).  These new portfolios are available as follows:

For annuities issued before August 24, 2015:  The new portfolios are available to all contract owners except those who elected the Return of Purchase Payments Death Benefit.

For annuities issued on or after August 24, 2015:  The new portfolios are available to all contract owners, including those who elect the Return of Purchase Payments Death Benefit.

Comment 1:

Confirm that all missing information will be filed in the supplemental post-effective amendment to the registration statement.

Response:

We confirm that a subsequent post-effective amendment will be filed to include this information.

Comment 2:

Clarify if all contract owners who purchase, or have purchased, the Return of Purchase Payments Death Benefit may select all currently available investment options irrespective of the date they purchased the contract.

Response:

We have revised the supplement to make it clear that contract owners who purchase the annuity on or after August 24, 2015 and elect the Return of Purchase Payments Death Benefit will be subject to the new charge for this optional death benefit shown in Section I.  Also, we have revised the supplement in Section II. to make it clear that contract owners who purchase the annuity on or after August 24, 2015 and elect the Return of Purchase Payments Death Benefits have all investment options available to them under the contract.  Contract owners who purchased the annuity prior to August 24, 2015 and elected the Return of Purchase Payments Death Benefit are subject to the charge and investment limitations shown in the prospectus.  Please note that we make this clear in both Section I and Section II.

The revised supplement is attached, marked to show changes since the filing of Post-Effective Amendment No. 5 on June 30, 2015.

Comment 3:

Please provide the required Tandy representations in connection with this post-effective amendment.

Response:

 Pruco Life Insurance Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•
the Staff’s comments, the Registrant’s changes to the disclosure in response to the Staff’s comments, or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from this responsibility; and

•	the Registrant may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attached is an acceleration request letter requesting that the above-referenced registration statement be declared effective on August 21, 2015.

Please call me at (973) 802-3716 if you have any questions.

Very truly yours,

/s/William J. Evers
William J. Evers

PRUCO LIFE INSURANCE COMPANY
PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

PRUDENTIAL PREMIER® INVESTMENT VARIABLE ANNUITY

Supplement, dated August 24, 2015
to the Prospectus dated April 27, 2015

This Supplement should be read and retained with the Prospectus for your Annuity. This Supplement updates certain information in the Prospectus for the Prudential Premier® Investment Variable Annuity (the “Prospectus”). If you would like another copy of the current Prospectus, please call us at 1-888-PRU-2888, or visit www.prudentialannuities.com.
___________________________________________________________________

I.	Optional Return of Purchase Payments Death Benefit Charge

For Annuities issued on or after August 24, 2015, the charge for the optional Return of Purchase Payments Death Benefit is increased as noted in the chart below.  If you elect to purchase the optional Return of Purchase Payments Death Benefit on or after August 24, 2015, you will be assessed this new charge.   This change in charge does not apply to Annuities issued prior to August 24, 2015.

OPTIONAL BENEFIT CHARGES

	B Series	C Series
Return of Purchase Payments Death Benefit Charge1	Premium Based: 0.17% plus Account Value Based: 0.18%	Premium Based: 0.17% plus Account Value Based: 0.18%

1 This charge will be comprised of a 0.18% charge assessed daily as a percentage of the net assets of the Sub-accounts (Account Value Based Charge) plus a 0.17% Premium Based Charge assessed quarterly and deducted pro rata from the Sub-accounts in which you maintain Account Value on the date the charge is due.

II.	Investment Options for the Optional Return of Purchase Payments Death Benefit

For Annuities issued on or after August 24, 2015, contract owners who elect the Return of Purchase Payments Death Benefit will have all investment options available to them under the Annuity.  For contract owners who purchased the Annuity and elected the Return of Purchase Payments Death Benefit prior to August 24, 2015, the charge and investment limitations shown in the Prospectus still apply.

III.	New Portfolios

As of August 24, 2015, the following Portfolios are being added to your Annuity as variable investment options.

•	BlackRock Global Allocation V.I. Fund – (Class III)
•	JP Morgan Insurance Trust Income Builder Portfolio – (Class 2)

These new Portfolios are available as follows:

For Annuities issued before August 24, 2015:  The new Portfolios are available to all existing contract owners except those who elected the Return of Purchase Payments Death Benefit.

For Annuities issued on or after August 24, 2015:  The new Portfolios are available to all contract owners, including those who elect the Return of Purchase Payments Death Benefit.

Accordingly, the summary descriptions for the above Portfolios in the “Investment Objectives/Policies” table of the prospectus are added as follows:

PORTFOLIO NAME	INVESTMENT OBJECTIVES	PORTFOLIO ADVISER/SUBADVISERS
BlackRock Global Allocation V.I. Fund - (Class III)	Seeks high total investment return.	BlackRock Advisors, LLC
JP Morgan Insurance Trust Income Builder Portfolio – (Class 2)	Seeks to maximize income while maintaining prospects for capital appreciation.	J.P. Morgan Investment Management, Inc.

In addition, we have added the following information for the new Portfolios to the “Underlying Mutual Fund Portfolio Annual Expenses” table that appears in the “Summary of Contract Fees and Charges” section of your prospectus.

Underlying Mutual Fund Portfolio Annual Expenses

(as a percentage of the average net assets of the underlying Portfolios) For the year ended December 31, 2014

Funds	Management Fee	Other Expenses	Distribution (12b-1) Fees	Dividend Expense on Short Sales	Broker Fees and Expenses on Short Sales	Acquired Portfolio Fees & Expenses	Total Annual Portfolio Operating Expenses	Fee Waiver or Expense Reimbursement	Net Annual Fund Operating Expenses
BlackRock Global Allocation V.I. Fund-(Class III)	0.62%	0.24%	0.25%	N/A	N/A	0.00%	1.11%	0.13%1	0.98%1
JP Morgan Insurance Trust Income Builder Portfolio-(Class 2)	0.45%	1.07%2	0.25%	N/A	N/A	0.08%	1.85%	0.92%3	0.93%

1As described in the “Management of the Funds” section of the Fund’s prospectus, BlackRock has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) to 1.25% (for Class I Shares), 1.40% (for Class II Shares), and 1.50% (for Class III Shares) of average daily net assets until May 1, 2016. BlackRock has also contractually agreed to reimburse fees in order to limit certain operational and recordkeeping fees to 0.07% (for Class I Shares), 0.07% (for Class II Shares), and 0.07% (for Class III Shares) of average daily net assets until May 1, 2016. Each of these contractual agreements may be terminated upon 90 days’ notice by a majority of the non-interested directors of the Fund or by a vote of a majority of the outstanding voting securities of the Fund.

2 Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.

3 The Portfolio’s adviser, distributor and administrator (the Service Providers) have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund Operating Expenses of Class 2 Shares (excluding Acquired Fund Fees and Expenses, dividend expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, extraordinary expenses and expenses related to the Board of Trustees’ deferred compensation plan) exceed 0.85% of their average daily net assets. This contract cannot be terminated prior to May 1, 2016, at which time the Service Providers will determine whether or not to renew or revise it.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

PPIVASUP3

[Missing Graphic Reference]	Douglas Scully Vice President, Corporate Counsel
One Corporate Drive Shelton, CT 06484-6208 Tel 203 925-6960 douglas.scully@prudential.com

August 13, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Acceleration Request
Pruco Life Insurance Company (“Depositor”)
Pruco Life Flexible Premium Variable Annuity Account (“Registrant”)
Post-Effective Amendment No. 5 to Registration Statement on Form N-4
File No.  333-192701 and 811-07325

Members of the Commission:

Acceleration of the above-referenced registration statement to August 21, 2015 is hereby requested pursuant to Rule 461 of Regulation C.

Pruco Life Insurance Company, on behalf of its separate account Pruco Life Flexible Premium Variable Annuity Account, requests acceleration with respect to registration number 333-192701.  Pruco Life Insurance Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•
the Staff’s comments, the Registrant’s changes to the disclosure in response to the Staff’s comments, or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from this responsibility; and

•	the Registrant may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Pruco Life Flexible Premium Variable Annuity Account (Registrant)
By:  Pruco Life Insurance Company (Depositor)

By:  /s/Douglas Scully
       Vice President, Corporate Counsel

Prudential Annuities Distributors, Inc. (Principal Underwriter)

By:  /s/William D. Wilcox
 Vice President